Exhibit (A)(1)(G)

FOR IMMEDIATE RELEASE

For more information, contact:

Extreme Networks, Inc.
Investor Relations
(408) 579-3030	Public Relations
investor_relations@extremenetworks.com	(408) 579-3483
gcross@extremenetworks.com

EXTREME NETWORKS ANNOUNCES FINAL RESULTS OF TENDER OFFER

EXTREME NETWORKS PURCHASES 28,571,428 SHARES OF ITS COMMON STOCK AT $3.50

PER SHARE

SANTA CLARA, Calif., September 19, 2008 – Extreme Networks, Inc. (Nasdaq: EXTR) today announced the final results of its “modified Dutch auction” tender offer, which expired at 5:00 p.m. New York time on September 12, 2008.

Based on the final count by the depositary for the tender offer, an aggregate of 44,864,397 shares of common stock were properly tendered and not withdrawn at prices at or below $3.70 per share, and accordingly, of these shares, Extreme Networks has accepted for purchase 28,571,428 shares at a price of $3.50 per share pursuant to the Offer to Purchase, the Letter of Transmittal and applicable securities laws. These shares represent approximately 24.4% of the shares outstanding as of September 16, 2008. The aggregate purchase price that will be paid by Extreme Networks in connection with the tender offer is $100 million. With completion of the tender offer, Extreme Networks will have approximately 88,286,162 million shares of common stock outstanding.

The depositary will promptly pay for the shares accepted for purchase.

This tender offer was made pursuant to an Offer to Purchase and Letter of Transmittal, each dated August 11, 2008, filed with the Securities and Exchange Commission on August 11, 2008, as amended on September 9, 2008 and September 15, 2008.

The dealer manager for the tender offer was Goldman, Sachs & Co. and the information agent was MacKenzie Partners, Inc.

Extreme Networks, Inc.

Extreme Networks designs, builds, and installs Ethernet infrastructure solutions that help solve the toughest business communications challenges. The company’s commitment to open networking sets us apart from the alternatives by delivering meaningful insight and unprecedented control to applications and services. Extreme Networks believes that openness is the best foundation for growth, freedom, flexibility and choice. The company focuses on enterprises and service providers who demand high performance, converged networks that support voice, video and data over a wired and wireless infrastructure. For more information, visit: http://www.extremenetworks.com.

Extreme Networks is either a registered trademark or a trademark of Extreme Networks, Inc. in the United States and other countries. All other trademarks are the property of their respective owners.

Forward-Looking Statements

This press release contains forward-looking statements regarding the payment for the shares accepted for purchase. These forward-looking statements are not guarantees and are subject to risks, uncertainties and assumptions that are difficult to predict and actual results could differ materially from what is expressed in the forward-looking statements in this press release. More information about potential factors that could affect Extreme Networks is included in our filings with the SEC, including without limitation, under the captions: “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Risk Factors.” Except as otherwise required by applicable law, Extreme Networks does not undertake any obligation to publicly update its forward-looking statements based on events or circumstances after the date hereof.

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